Exhibit 99.1

March 7, 2012

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Lonnie J. Stout II, Chairman, President and Chief Executive Officer
R. Gregory Lewis, Vice President, Chief Financial Officer and Secretary
J. Alexander’s Corporation
3401 West End Avenue, Suite 260
Nashville, Tennessee 37202

Dear Lonnie and Greg,

On Wednesday evening of last week (February 29th), the Company’s outside counsel delivered to us a formal written request for additional information related to Privet Fund LP’s director nominations and the related securities filings that were filed with the SEC shortly thereafter.  Although we believe all of the requisite information required by the Company’s bylaws is contained within our original submission (and the furnishing of these answers should not be construed as an admission to the contrary), in the spirit of cooperation and full disclosure we have decided to comply with the Company’s request.  Attached to this letter you will find a copy of our responses to your inquiries.

We still find it difficult to believe that, after reviewing our nomination materials for four weeks, all of our attempts to engage in constructive dialogue have been met with referrals to outside counsel.  Was obtaining the answers to these procedural questions a prerequisite to speaking with us about how to improve the Company’s operations and corporate governance?  If so, we remain hopeful that proper discourse will ensue relating to our nomination of highly qualified director candidates.  We continue to be willing to speak with you at your earliest convenience.  Further, if you would prefer to meet in-person, all of our nominees would be willing to attend a meeting in Nashville at some point in the near future.

As an aside, we would be remiss if we did not express our disappointment and utter bewilderment with your recently announced “new shareholder rights plan”, or modified poison pill.  In our line of work, we often have the opportunity to observe the genesis of board-level decisions within a multitude of complex scenarios.  We never cease to be amazed at how many boards actually destroy value for those purported to be “protected” by the decision makers.  In this case, whether our group planned to increase our ownership stake up to 20% or not is irrelevant.  What is relevant was our right (along with the right of any shareholder) to do so.  By arbitrarily placing a lower threshold on shareholders’ ownership rights, solely in response to a possible contested election, you are disenfranchising the Company’s stakeholders further.  We find it completely disingenuous that this would be implemented under the guise of “guard[ing] against abusive tactics to unfairly influence the outcome of a contested election”.

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“Abusive tactics” such as making an open-market investment in a public company and then voting those owned shares in accordance with a properly-supervised election?  Simply speaking, poison pills do the exact opposite of “protect[ing] the interests of our shareholders”, as Lonnie claims in the press release.  Poison pills prevent the Company’s owners from receiving full value for their shares and act to insulate and entrench management teams at the expense of shareholders.  It is no wonder that this rights plan (similar to the previous one) will never be voted on.  We have a feeling that  shareholders do not look as kindly on being told what is in their own best interests as you presume.

Finally, we reiterate our commitment to maximizing the value of our significant economic interest in J. Alexander’s.  To that end, we see little reason why so much time and value need be wasted on crafting “supplemental information requests” and poison pills rather than attempting to address mutually-agreeable solutions that will serve the best interests of all shareholders.  However, if you feel compelled to continue to resist working with us, even to the ultimate detriment of the enterprise’s value, we are confident that the shareholders will not hesitate to use the annual meeting as a referendum on the Company’s leadership and strategic direction.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

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